Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements

Form	Registration Number
S-3	333-238750
S-3	333-218415
S-3	333-197516
S-3	333-195540
S-8	333-233188
S-8	333-220003
S-8	333-195539
S-8	333-195538
S-8	333-195536
S-8	333-195535
S-8	333-195533
S-8	333-195529

of our reports dated February 25, 2022, with respect to the consolidated financial statements of Navient Corporation and the effectiveness of internal control over financial reporting.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for recognition and measurement of credit losses as of January 1, 2020 due to the adoption of Accounting Standards Update No. 2016-13, Financial Instruments - Credit Losses (Accounting Standards Codification Topic 326).

/s/ KPMG LLP

McLean, Virginia

February 25, 2022